File No. 82-34802

04045181

# GRANDE CACHE COAL CORPORATION

## NEWS RELEASE

## GRANDE CACHE COAL CORPORATION ANNOUNCES UPDATED PRESENTATION

**Calgary, Alberta (GCE-TSX)**, September 24, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") is pleased to announce that it has posted an updated corporate presentation on its website at www.gccoal.com.

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals is developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact either:


Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092


*The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.*